[MicroCapital Logo]
--------------------------------------------------------------------------------

                                  April 4, 2007

VIA COURIER

Board of Directors
IC Isaacs & Co. Inc.
475 10th Avenue
9th Floor
New York, NY 10018

Dear Sirs:

The MicroCapital Funds have been shareholders of IC Isaacs & Co. Inc. (the "Company") for more than three years. When we invested in this Company, we believed that with the proper management team in place, there was a good opportunity to turnaround the existing business and then diversify thereby unlocking shareholder value.

This Company is very fortunate to have attracted an individual with the talents and qualifications of the current Chairman and Chief Executive Officer, Mr. Peter Rizzo. Indeed, his presence at the helm of the Company remains one of the strongest reasons for our continued investment. Now, because of the Board's intransigence and lack of vision, the Company is in grave danger of losing this talented and successful CEO which could seriously affect the value of the Company. We expect the Board to manage the Company with the interests of the shareholders foremost in mind. This Board appears to be taking these actions without regard to the interests of all shareholders.

With less than nine months remaining on Mr. Rizzo's contract, the Board has apparently brushed aside many of Mr. Rizzo's successes and future initiatives. Mr. Rizzo's strategic decisions laid out a plan for delivering long-term growth prospects and shareholder value by building an operating platform that is capable of supporting several premium brands. By not extending Mr. Rizzo's tenure, diversification efforts are undermined since prospective premium-brand licensors will not establish contractual relationships with this Company unless and until they are sure that the qualified management team is secure. We believe that this small Company with this Board is unlikely to attract someone who is better than Mr. Rizzo and the team he has assembled to lead this initiative.

To more fully understand this, one needs to appreciate some of the Company's background and assess the broad talents of Mr. Rizzo and how critical he is to its future success. For many years, the Company had a patchy record as an apparel licensee. For most of the Company's early years, the focus was on down-market brands and investors enjoyed a modicum of success through 1997 when surprisingly the principals of a successful premium European brand, Marithe & Francois Girbaud, granted the Company a license for the use of its brand in the United States and provided the company a capital injection becoming its largest shareholder. The Company completed a successful IPO at year-end issuing 3.8 million shares at $10 thus raising $38 million. For a significant period thereafter, shares languished after continued poor operating results (a $50 million cumulative loss) until Mr. Rizzo was appointed more than three years ago.(1)


--------------------------------------------------------------------------------
                    Ian P. Ellis / (212) 692-6333 / 6319 fax
     Ian@microcapital.com / 623 Fifth Avenue, Suite 2502, New York, NY 10022

                               [MicroCapital Logo]

Letter to the Board of Directors
April 4, 2007
Page 2

As a prominent fashion executive, Mr. Rizzo's credentials and qualifications are exceptional. During the two years prior to joining the Company, Mr. Rizzo was a consultant to the Neiman Marcus Group. His turnaround as President and Vice Chairman of Bergdorf Goodman from 1999 to 2002 is industry lore. From 1997 to 1999, he served as President of Polo Retail at Polo Ralph Lauren. Before that, he made his mark as Head Merchant of Barney's New York from 1978 to 1996 where, he came to be known as one of the country's sharpest men's merchants in specialty retailing.

In short, he was and is the ideal fashion executive to lead the Company in its progression towards becoming an industry-leading licensee of branded clothing. Moreover, because of his stature and reputation within the industry, he has been able to assemble a stellar management team to support him in this effort.

Last September, I met with Mr. Rizzo and we discussed the progress of existing business and future initiatives. It appeared then that the turnaround of the Company's existing business (men's urban) seemed to be moving forward with gains in market share in the existing specialty store channel and the potential to reach wider distribution. Although it has been difficult to assess the timing of when the licensing opportunities might be secured, we felt comfortable (given the lack of expectations that were built into the stock price) that there was no pressure that might force a mistake by teaming up with the wrong licensor. It is becoming clear though that the Board's lack of support for Mr. Rizzo will stymie these initiatives and potentially collapse the value of the Company.

--------------------
(1) Mr. Rizzo is employed pursuant to an employment agreement dated December 9, 2003, which was amended on October 19, 2004. That agreement, as amended, provides in relevant part:
      o for an initial term that will end on December 9, 2007, and for automatic one year renewals of the agreement unless either party gives notice of its non-renewal not later than June 30, 2007 or June 30 of the then current renewal year;
      o for payment of an annual base salary of $500,000 during the initial term increasing by 10% per year during each one year renewal term, and incentive compensation provisions, subject to a guaranteed annual minimum of $175,000, that are based upon the Company's achievement of pre-determined earnings, cash flow and inventory turns targets;
      o for the issuance under the Plan of a five year option to purchase 500,000 shares of common stock at an exercise price of $.95 per share vesting ratably on December 9, 2004 and December 9, 2005;
      o for the issuance under the Plan of a ten year option to purchase up to 100,000 shares of common stock at an exercise price of $3.10 per share on or after December 9, 2007;
      o that, as long as the Nominating Committee of the Company's Board continues to approve Mr. Rizzo as a director, he will be included on the slate of nominees that the Company will propose for election as directors throughout the term of his employment agreement;
      o that, if (a) Mr. Rizzo is not appointed as Chairman of the Board or he is removed from that position, (b) his duties as CEO are materially adversely changed or reduced, (c) his employment is terminated by the LP without cause or if, as a result of the occurrence of any of the events described in clauses (a) or (b), he resigns, he will be entitled to receive the following severance benefits:
                  o |X| If such termination occurs on or before December 31, 2006, he will be entitled to receive severance in an aggregate amount equal to 1.5 times his base salary and incentive compensation for the immediately preceding year (a minimum of $937,500 up to as much as $1,275,000),
                  o |X| If such termination occurs after December 31, 2006, he will be entitled to receive severance in an aggregate amount equal to his base salary plus a pro-rata portion of any incentive compensation that otherwise would have become due and payable to him if his employment had not been terminated prior to the end of the year (a minimum of $675,000 up to as much as $850,000) and
                  o |X| All unvested options granted to Mr. Rizzo under the Plan will immediately vest in full and will be exercisable by him for a period of one year after his employment is terminated.
The maximum amount of incentive compensation that Mr. Rizzo may earn in any year of the initial term and any renewal year is $350,000.


--------------------------------------------------------------------------------
                    Ian P. Ellis / (212) 692-6333 / 6319 fax
     Ian@microcapital.com / 623 Fifth Avenue, Suite 2502, New York, NY 10022

                               [MicroCapital Logo]

Letter to the Board of Directors
April 4, 2007
Page 3

We have found the recent lack of communication from the Board with the Company's shareholders particularly disturbing. MicroCapital makes a very strong effort to invest where we believe we can be a supportive outside shareholder. Nearly without exception, we enjoy open and respectful lines of communication with the management teams of our portfolio companies. After my last in-person meeting with Mr. Rizzo in September, we have been effectively shut out.

After pre-announcing disappointing fourth quarter results on January 24th, the Company has yet to hold a conference call or other formal communication with its investors--this despite the prior custom of conference calls being held after each quarter. Needless to say, this has shattered our confidence and, we believe, the confidence of other shareholders. The day after the preannouncement, the stock price dropped 30%. Thereafter, the stock has declined a further 55% to $1.45 as of today's close, which we believe is due to the uncertainty over Mr. Rizzo's future with the Company. Over the course of the past four months, I have placed numerous calls to Mr. Rizzo that have all been unreturned. I can only surmise there has been a general stonewalling by the Company as a result of the Board's failure to clarify the status of the management team's future with the Company.

I was finally able to reach a Board member, Mr. Neal Fox, yesterday. I expressed many of the concerns delineated in this letter and was advised that the Company's present focus is to get its existing business in order before focusing upon other licensing initiatives. I was led to believe that Mr. Rizzo's position with the Company would be secure. Today, I walked over to Company Corporate Headquarters and was fortunate to have been able to meet with Mr. Gregg Holst, Chief Financial Officer. After a short discussion, it was clear to me that the Board might not appreciate their responsibility for the potential loss of value and missed opportunity associated with possibly failing to retain Mr. Rizzo and support his plan for diversification and growth.

We remind you that the Board--the entire Board--is obligated to act in the best interests of all shareholders, not just one or two. The Board should be fulfilling its fiduciary obligations to shareholders by giving Mr. Rizzo the stability and vote of confidence to execute on the Company's business plan and pursue the opportunities available to it. The interests of public shareholders should not be sacrificed to the interests of insiders, acting for their own benefit. We urge the Board to grant Mr. Rizzo an extension of his existing contract for a minimum of a four-year period and under terms reflecting the value he can add for shareholders.

I eagerly await the Board's response and look forward to a full and frank discussion of these crucial issues.

Very sincerely,

MICROCAPITAL, LLC



Ian P. Ellis
President & Portfolio Manager


--------------------------------------------------------------------------------
                    Ian P. Ellis / (212) 692-6333 / 6319 fax
     Ian@microcapital.com / 623 Fifth Avenue, Suite 2502, New York, NY 10022